30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIO DE JANEIRO RIYADH WASHINGTON

July 24, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Liberty Global plc

Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-197059)

Ladies and Gentlemen:

We hereby electronically file on behalf of Liberty Global plc (“Liberty”), under the Securities Act of 1933, as amended, Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed June 27, 2014. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to comments 1 through 12, inclusive, contained in your letter to Bryan H. Hall, Executive Vice President, Liberty Global plc, dated July 16, 2014 (the “SEC Letter”), regarding the Registration Statement. Comments 13 and 14 in the SEC Letter were previously responded to by Liberty, via EDGAR, on July 17, 2014. We note that the SEC sent a letter to Bryan H. Hall, dated July 23, 2014, in response to Liberty’s correspondence of July 17, 2014. Liberty is considering the Staff’s comments and will address such comments in a separate correspondence.

For your convenience, each of our responses below is preceded by the Staff’s comment from the SEC Letter. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

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General

1.	Comment: In light of the nature of the comments below, including those related to the lack of pro forma financial statements, advise in your response letter how you intend to disseminate revised offer materials. We may have further comments.

Securities and Exchange Commission	- 2 -	July 24, 2014

Response: Liberty has been advised by Ziggo that all of the Ziggo ordinary shares are held through the direct registry system of Euroclear. Liberty will deliver the revised offer materials, in the form declared effective by the Staff, to Euroclear and we understand it is Euroclear’s practice to alert its participants as to the availability of offer materials and to make those materials accessible to its participants.

Liberty will also post the materials on Liberty’s webpage created for the Offer: www.libertyglobal.com/ir-ziggo-offer.html, and issue a press release in the United States and the Netherlands notifying Ziggo shareholders of the posting. Liberty will also undertake, through an investor communications firm, to contact banks, funds and other institutional holders in the United States that may hold Ziggo shares on behalf of US persons to provide them such number of copies of the prospectus/offer to exchange as they may require for delivery to beneficial owners.

2.	Comment: You state that the offer is being conducted under the Tier II cross-border exemptions set forth in Rule 14d-1(d). Your cover letter states that your eligibility analysis is based on a shareholder list provided by Ziggo. In your response letter, confirm that you have calculated the percentage of Ziggo shares held by persons in the United States using the methodology set forth in the Instructions to Rule 14d-1(c) and (d), including the requirement to exclude the 28.5% of Ziggo ordinary shares held by Liberty Global plc before the offer. Your response should indicate the percentage of shares held by US persons based on that calculation.

Response: This will confirm that the percentage of Ziggo ordinary shares held by persons in the United States was determined by using the methodology set forth in the Instructions to Rule 14d-1(c) and (d), including the requirement to exclude the 28.5% of Ziggo ordinary shares held by Liberty at the time it signed the merger protocol.

Shortly after signing the merger protocol on January 27, 2014, and at the request of Liberty, Ziggo engaged CMi2i, a firm that specializes in the identification and analysis of global shareholders. The process undertaken by CMi2i included identifying fund level holdings and sub-custodial accounts and further fund level holdings across multiple fund level types, researching direct disclosure from institutional compliance officers and scrutinizing public data (e.g., fund reports and available annual reports). Based on its analysis, CMi2i determined that approximately 28.9% of Ziggo’s ordinary shares were held by US persons. In arriving at this percentage, Liberty’s 28.5% ownership interest was excluded from the numerator and the denominator.

3.	Comment: You state that the Offeror and Liberty Global may purchase Ziggo securities outside the offer. Disclose that the offer price will be raised to the highest price paid outside the offer, to the extent that outside purchases are made at prices above the offer price. In addition, explain how you would calculate the value of the Liberty Global shares to be issued in the offer for these purposes. For example, if based on the market price of these shares, what reference date would be used?

Securities and Exchange Commission	- 3 -	July 24, 2014

Response: We have made revisions consistent with this comment on pages iii and 55. Liberty has not, to date, made any purchases of Ziggo ordinary shares since the public announcement by Ziggo and Liberty of the signing of the merger protocol and the general terms of the recommended offer on January 27, 2014.

Under Dutch law, the determination of the value of the Offer Consideration — specifically, the market value of the Share Consideration — is made on the Unconditional Date. Also under Dutch law, if the Offeror purchases Ziggo ordinary shares during the Offer Period outside the Offer in a private transaction at a price in excess of the Offer Consideration, it will be required to increase the Offer Consideration by the amount of that excess. This requirement under Dutch law does not apply to purchases outside the Offer on a regulated market such as Euronext Amsterdam. We note that because the date on which the Offeror will first be able to determine if the price paid for an outside purchase exceeds the Offer Consideration is the day on which it declares the Offer unconditional, it will be unable to extend the Offer, in compliance with Rule 14d-4(d)(2), following its announcement of any increase in the Offer Consideration.

We would appreciate speaking with the Staff regarding the application of Rule 14d-4(d)(2) in the context of the Offer. As a result of the conflict between US and Dutch law, Liberty is effectively precluded from making any purchases of Ziggo ordinary shares outside the Offer that are in compliance with Rule 14e-5(b)(12), due to its inability to comply with Rule 14d-4(d)(2) if it determines, on the Unconditional Date, that a prior outside purchase necessitates an increase to the Offer Consideration. No prudent company in these circumstances would take the risk that circumstances outside its control (such as a market-wide downturn) might result in the value of the Offer Consideration being lower than anticipated on the Unconditional Date resulting in an unanticipated increase in the offer price and a consequent inability to comply with Rule 14d-4(d)(2). While we understand Liberty does not presently have any plans or intention to acquire any additional Ziggo ordinary shares outside the Offer, it wishes to have the ability to do so should circumstances change. For example, Liberty may wish to make outside purchases should it become necessary in order to successfully complete the Offer, such as in the event a block of Ziggo ordinary shares were to became available and Liberty’s immediate acquisition of the block was necessary to avoid it from being acquired by a third party for “holdup value” or to block Liberty’s ability to complete the Offer.

4.	Comment: See our last comment above. Confirm in the prospectus that any outside purchases would be made outside the United States. See Rule 14e-5(12)(C).

Response: We have made the requested disclosure on pages iii and 55.

5.

Comment: We note that although the Ziggo ordinary shares are not registered under Section 12 of the Securities Exchange Act of 1934, you have early commenced the exchange offer and therefore must provide all of the withdrawal rights that would be required in an offer subject to Regulation 14D. See Rule 162 and footnote 281 in

Securities and Exchange Commission	- 4 -	July 24, 2014

Securities Exchange Act Release No. 58597 (September 19, 2008). Revise the prospectus to describe the “back-end” withdrawal rights available to tendering Ziggo shareholders pursuant to Section 14(d)(5) of the Exchange Act.

Response: We have made the requested disclosure on pages 7, 18 and 45-46. Liberty has confirmed to us that, in offering withdrawal rights, if will comply with Rule 14d-1(d)(2)(vii), and that after the 60 day period specified in Section 14(d)(5) of the Exchange Act has expired, Liberty will only suspend withdrawal rights during the period permitted by Rule 14d-1(d)(2)(vii)(C).

6.	Comment: In general, expand the discussion of your intentions for any second-step purchases or transactions after the offer at the different minimum tender levels contemplated. It may be helpful to include a chart or a single section of the prospectus that sets forth your intentions for remaining minority Ziggo shareholders at various different minimum acceptance levels, including 95%, 80% and levels below that to which you may reduce the minimum tender condition. In each instance, indicate whether US minority shareholders would be included and treated the same way as other remaining minority target holders in any follow-on transaction. In each instance, describe how the form and amount of any consideration in a second-step transaction would differ (if at all) from the offer price. In addition, describe any put or other rights remaining minority shareholders would be afforded under Dutch law at each minimum tender level and how your ability to integrate Ziggo would be impacted.

Response: We have made the requested disclosure at pages 49-53.

What are the conditions to the Offer? page 4

7.	Comment: Your offer materials currently present alternate minimum tender conditions at 95% and 80%, subject to certain other conditions. While you can waive or amend your minimum tender condition, subject to procedural and disclosure requirements, you must describe the basic terms of the offer including the minimum tender condition in absolute rather than alternate terms. Please revise. Refer to Section II.C.5 of Securities Exchange Act Release No. 58597 (September 19, 2008) for guidance on waiving or reducing a minimum tender condition and the disclosure and procedural safeguards that must be provided in order to take advantage of the interpretive guidance waiving or reducing a minimum tender condition in cross-border tender offers.

Response: We have added disclosure on pages 6 and 46 regarding the Offeror’s announcement obligation in the event it might waive or reduce the minimum tender condition after the expiration of the Offer. However, we respectfully disagree with the Staff’s characterization that Liberty is presenting alternate minimum tender conditions and any inference that it would need to announce a waiver of the 95% minimum tender condition. The Offer is conditioned on the number of Ziggo ordinary shares validly tendered into the Offer and not properly withdrawn, together with the number of Ziggo ordinary shares owned, directly or indirectly, or which have been committed in writing to

Securities and Exchange Commission	- 5 -	July 24, 2014

the Offeror or its affiliates or to which the Offeror or its affiliates are entitled (gekocht maar niet geleverd), representing at least the “Acceptance Threshold.” The Acceptance Threshold is defined in the merger protocol as (i) 95% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any shares held by Ziggo at the Acceptance Closing Date) on a fully diluted basis as at the Acceptance Closing Date or (ii) 80% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any shares held by Ziggo at the Acceptance Closing Date) on a fully diluted basis as at the Closing Date if the Asset Sale and Liquidation Resolutions Condition has not been waived. Although the wording of the minimum tender condition is consistent with Dutch practice, in response to the Staff’s concern we have reworded the minimum acceptance condition to read as follows:

“at least 95% of all Ziggo ordinary shares issued and outstanding as of the Acceptance Closing Date (geplaatst en uitstaand kapitaal) (excluding shares held by Ziggo), on a fully-diluted basis, which will be reduced to at least 80% of all Ziggo ordinary shares issued and outstanding as of the Acceptance Closing Date (geplaatst en uitstaand kapitaal) (excluding shares held by Ziggo), on a fully-diluted basis, if the Asset Sale and Liquidation Resolutions Condition has been met (the Minimum Acceptance Level Condition).”

Based on the reworded Minimum Acceptance Level Condition, Ziggo shareholders are made aware, and should know, that if the Asset Sale and Liquidation Resolutions Condition is met, the minimum acceptance condition will be 80%, and not 95%, on the Acceptance Closing Date. This occurs by the terms of the minimum acceptance condition itself, which is set forth in the merger protocol. Said differently, any reduction in the Minimum Acceptance Level Condition from 95% to 80% is an express term of the Offer that tendering shareholders are aware of at the time they tender their shares into the Offer, and will not be the result of a waiver of or amendment to the terms of the Offer or other volitional act on the part of the Offeror or Liberty.

We note that the structure of the minimum tender condition, as set forth in the merger protocol, is customary for Dutch M&A transactions that include a recommended offer. We further note that a similar minimum tender offer condition was used in Johnson & Johnson’s tender offer for the Dutch biopharmaceutical company Crucell N.V. in 2011 (File No. 005-51066), and that the Staff did not require Johnson & Johnson to structure its minimum tender condition in a manner that would have required it to announce a waiver to decrease the minimum tender condition to 80%.

Securities and Exchange Commission	- 6 -	July 24, 2014

How will I be notified if the Offer is declared unconditional, and what is the Post-Closing Acceptance Period?, page 5

8.	Comment: Please clarify the reference to the Post-Closing Acceptance Period as “a separate offer period and not an extension of the Offer.” This period seems to be analogous to a subsequent offering period in a US offer.

Response: We have deleted the language stating that the Post-Closing Acceptance Period is a separate offer period and clarified that it is a subsequent offering period.

What will happen if the Offeror acquires less than 95% of the outstanding Ziggo ordinary shares?, page 5

9.	Comment: In this section, you raise the possibility that you may waive the minimum tender condition below 65% if both target and bidder agree to do so. Revise the offer materials generally to fully discuss the implications of this possible change. For example, how would your ability to integrate the two companies be impacted at an acceptance level below 80%? How would it affect your ability to eliminate remaining target security holders in second-step transactions? What is the lowest minimum tender condition that you may use in this offer? Please note that the revised disclosure may impact the presentation of your pro forma financial statements pursuant to Item 5 of Form S-4.

Response: We have provided revised disclosure in response to this comment on pages 7 and 49-53. Consistent with Section II.C.5 of Securities Exchange Act Release No. 58597 (September 19, 2008), Liberty will not waive the minimum tender condition below a majority, and we have been advised by Liberty that it would expect a majority is the lowest minimum tender condition that it may use in the Offer.

Post-Closing Acceptance Period, page 16

10.	Comment: Rule 14d-1(d)(2)(iv) provides an exemption for payment during a subsequent offering period, which must be within 20 business days of the date of tender “[w]here payment may not be made on a more expedited basis under home jurisdiction law or practice.” We are aware of at least one other Dutch offer where payment during the subsequent offering period was made on an as-tendered basis, as would be required under Rule 14d-11(e). Please revise or advise.

Response: We have revised the disclosure on pages 5, 17-18 and 46 to state that shares tendered during the Post-Closing Acceptance Period will be accepted on an as-tendered basis and that payment will be made within one settlement cycle (three trading days). We note that the presence of the Share Consideration, which necessitates the need for the sale of aggregated fractional shares in the public market by the Exchange Agent, differentiates the Offer from other Dutch tender offers.

Securities and Exchange Commission	- 7 -	July 24, 2014

Financing of the Offer, page 21

11.	Comment: Summarize the conditions to the debt financing for the offer.

Response: We have revised the disclosure on pages 22 and 49.

Withdrawal Rights, page 43

12.	Comment: Refer to the last sentence on page 43. Explain in your response letter, with a view to additional disclosure, how you could delay your acceptance of tendered Ziggo shares but retain those shares without providing withdrawal rights.

Response: We have revised such sentence on pages 45-46. Consistent with our response to Comment 5, Liberty acknowledges that it will reinstate withdrawal rights if the tendered shares are not accepted within three business days after the Acceptance Closing Date (by which date the Offer must be extended, declared unconditional or terminated).

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2540.

Very truly yours,

/s/ Robert W. Murray Jr.

Robert W. Murray Jr.

cc:	Liberty Global plc

Bryan Hall

John Winter